FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Report of Inside Information dated June 24, 2019

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Banco Santander, S.A. (“Banco Santander”) has reached an agreement with the Allianz Group to terminate the agreement that Banco Popular Español, S.A. (“Banco Popular”) held in Spain with the Allianz Group for the exclusive distribution of certain life insurance products, non-life insurance products, collective investment institutions, and pension plans through the Banco Popular network (the “Termination Agreement”).

The Termination Agreement will entail the payment by Santander Group of 936,500,000 Euros (including any dividend prior to the closing of the transaction) for:

(i)

the acquisition by Banco Santander of the Allianz Group’s 60% stake in Allianz Popular, S.L. (“Allianz Popular”), which in turn owns 100% of the share capital of Allianz Popular Vida, Compañía de Seguros y Reaseguros, S.A. (“AP Life”), Allianz Popular Asset Management, S.G.I.I.C., S.A. (“APAM”) and Allianz Popular Pensiones, S.G.F.P., S.A. (“APP” and, jointly with APAM, “AP Asset Management”); and

(ii)

the termination by Santander Mediación, Operador de Banca-Seguros Vinculado, S.A. (as legal successor of Popular de Mediación, S.A.U. Operador de Banca Seguros Vinculado) of the agreement for exclusive distribution of certain non-life insurance products of Allianz Compañía de Seguros y Reaseguros, S.A. through the Banco Popular network (the “Non-life Insurance Business”).

It is expected that, upon completion of the Termination Agreement and subject to the satisfaction of certain conditions, 51% of AP Life’s life-risk insurance business and 51% of the future Non-life Insurance Business coming from the Banco Popular network and not transferred to Mapfre by virtue of the agreement indicated below, will be acquired by Aegon. This is pursuant to the agreement announced in the material fact of 3 July 2018 whereby Aegon consolidated its position as Banco Santander’s insurance partner in Spain in the businesses of life-risk and certain lines of general insurance, following the integration of Banco Popular.

In addition, 50.01% of the motor insurance, multi-risk business, multi-risk SMEs and civil liability insurance for enterprises businesses in the entire Banco Santander network in Spain will be, subject to the satisfaction of certain conditions and authorizations, acquired by Mapfre by virtue of the agreement reached between Banco Santander and Mapfre dated 21 January 2019. As a result, Mapfre will become the future insurance partner of Banco Santander in Spain in the aforementioned insurance business lines and products.

Furthermore, it is expected that the business of AP Asset Management and the life savings business, will be integrated within Santander Asset Management and Santander Seguros respectively upon completion of the Termination Agreement.

Banco Santander expects that the combined impact of the transactions derived from the Termination Agreement and the abovementioned agreements with Aegon and Mapfre on the Group’s fully-loaded CET1 capital will be of approximately -8bps. It is expected that the overall effect of these transactions will be slightly accretive in earnings per share and that they will achieve a ROIC above 10%.

The agreement concludes the reorganization of the bancassurance, asset management and pension plans businesses in Spain that followed the Banco Popular acquisition in 2017.

The completion of the Termination Agreement, which is expected to occur in the first quarter of 2020, is subject to the granting of the relevant regulatory and anti-trust authorizations.

The chart set out below indicates the specific segments of the insurance, asset management businesses and pension plans businesses in Spain and whether after this reorganization they will be held as wholly owned business or through a joint venture.

Boadilla del Monte (Madrid), 24 June 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 24, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer